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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)1
(Amendment No. 4)

CheckFree Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

45244X207
(CUSIP Number)

Michael T. Whealy
First Data Corporation
10825 Old Mill Road
Omaha, NE 68154
(402) 777-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 5, 2002
(Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 14 Pages)

(1)
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO: 45244X207	13D	Page 2 of 14 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) First Data Corporation IRS No. 47-0731996

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 4,215,300
BENEFICIALLY
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 0
PERSON WITH
	9	SOLE DISPOSITIVE POWER 4,215,300

	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,215,300

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%

14	TYPE OF REPORTING PERSON* CO

First Data Corporation hereby amends its statement on Schedule 13D filed with the Securities and Exchange Commission on September 11, 2000, as amended by Amendment No. 1 filed on March 30, 2001, Amendment No. 2 filed on April 24, 2001 and Amendment No. 3 filed on May 23, 2002.

ITEM 1. SECURITY AND ISSUER.

        This Statement on Schedule 13D (this "Statement") relates to the common stock, par value $0.01 per share, of CheckFree Corporation, a Delaware corporation formerly known as CheckFree Holdings Corporation ("CheckFree"). The principal executive office of CheckFree is located at 4411 East Jones Bridge, Norcross, Georgia 30092.

ITEM 2. IDENTITY AND BACKGROUND.

        The persons filing this Statement, the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and certain information regarding each of them, are as follows:

        (a)-(c) This Statement is being filed by First Data Corporation, a Delaware corporation ("First Data"). First Data is a global leader in electronic commerce and payment services, providing credit, debit and stored-value card issuing and merchant transaction processing services, Internet commerce solutions, money transfers and money orders, and check processing and verification services throughout the United States, United Kingdom, Australia, Mexico, Spain and Germany. The principal business and office address of First Data is 6200 South Quebec Street, Greenwood Village, Colorado 80111.

        The following individuals are the executive officers and directors of First Data (with asterisks indicating the directors):

Name	Present Principal Occupation or Employment	Name and Business Address
Eula L. Adams	Senior Executive Vice President of First Data	First Data Corporation 6200 South Quebec Street Greenwood Village, CO 80111
Guy A. Battista	Executive Vice President of First Data	First Data Corporation 6200 South Quebec Street Greenwood Village, CO 80111
Scott H. Betts	Executive Vice President of First Data	First Data Corporation 6200 South Quebec Street Greenwood Village, CO 80111
Alison Davis*	Chief Financial Officer of Barclays Global Investors (investment management services)	Barclays Global Investors 45 Fremont Street 33rd Floor San Francisco, CA 94105
Henry C. Duques*	Chairman of the Board of First Data	First Data Corporation 401 North Cattlemen Road Suite 106 Sarasota, FL 34232
Charles T. Fote*	President and Chief Executive Officer of First Data	First Data Corporation 6200 South Quebec Street Greenwood Village, CO 80111
Christina A. Gold	Senior Executive Vice President of First Data	First Data Corporation 6200 South Quebec Street Greenwood Village, CO 80111

Courtney F. Jones*	Retired	500 East 77th Street Apt. 2224 New York, NY 10162
Robert J. Levenson*	Managing Member of Lenox Capital Group	Lenox Capital Group One Mack Centre Drive Paramus, NJ 07652
Kimberly S. Patmore	Executive Vice President and Chief Financial Officer of First Data	First Data Corporation 6200 South Quebec Street Greenwood Village, CO 80111
Pamela H. Patsley	Senior Executive Vice President of First Data	First Data Corporation 48-50 rue dela Victoire 75311 Paris Cedex 09 France
James D. Robinson, III*	Chairman of the Board and Chief Executive Officer of RRE Ventures (private venture investment firm)	RRE Ventures 126 E. 56th Street 22nd Floor New York, NY 10022
Charles T. Russell*	Retired	2056 King Mesa Drive Henderson, NV 89012
Bernard L. Schwartz*	Chairman of the Board and Chief Executive Officer of Loral Space & Communications, Ltd. (diversified electronic systems)	Loral Space & Communications, Ltd. 600 Third Avenue 36th Floor New York, NY 10016
Joan E. Spero*	President of Doris Duke Charitable Foundation	Doris Duke Charitable Foundation 650 Fifth Avenue 19th Floor New York, NY 10019
Arthur F. Weinbach*	Chairman of the Board and Chief Executive Officer of Automatic Data Processing, Inc. (provider of transaction processing)	Automatic Data Processing, Inc. One ADP Boulevard Roseland, NJ 07068
Michael T. Whealy	Executive Vice President, Chief Administrative Officer, General Counsel and Secretary of First Data	First Data Corporation 10825 Old Mill Road Omaha, NE 68154

        (d)  During the last five years, none of the foregoing persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

        (e)  During the last five years, none of the foregoing persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f)    Each of the foregoing natural persons is a citizen of the United States except Ms. Davis who has dual citizenship in the United States and the United Kingdom.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        No amendment.

ITEM 4. PURPOSE OF TRANSACTIONS.

        No amendment.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        (a)  First Data holds 4,215,300 shares of CheckFree common stock, representing 4.8% of the outstanding shares of CheckFree common stock (such percentage being calculated based on information in the Annual Report on Form 10-K filed by CheckFree for the year ended June 30, 2002, that on September 12, 2002 there were 88,616,788 shares of CheckFree common stock outstanding). Mr. Duques, a director of CheckFree, was granted options on January 1, 2001 to acquire 2,000 shares of CheckFree common stock at an exercise price of $42.50 per share, on July 1, 2001 to acquire 2,000 shares of CheckFree common stock at an exercise price of $35.07 per share, and on December 4, 2001 to acquire 4,000 shares of CheckFree common stock at an exercise price of $16.04 per share. These options represent less than one tenth of one percent of the outstanding shares of CheckFree common stock. Except as set forth in this Item 5(a), neither First Data, nor, to the knowledge of First Data, any executive officer or director of First Data identified in Item 2 above beneficially owns any shares of CheckFree common stock.

        (b)  First Data has the sole voting power and sole dispositive power over the 4,215,300 shares of CheckFree common stock. Mr. Duques has the sole voting power and sole dispositive power over the 8,000 shares subject to the options referred to in 5(a). The information contained in Items 2 and 5(a) is incorporated herein by reference.

        (c)  On November 1, 2002, First Data sold 255,000 shares of CheckFree common stock at an average price of $16.349 per share in open market transactions affected through JP Morgan Securities Inc.

        On November 4, 2002, First Data sold 665,000 shares of CheckFree common stock at an average price of $16.7572 per share in open market transactions affected through JP Morgan Securities Inc.

        On November 5, 2002, First Data sold 431,950 shares of CheckFree common stock at an average price of $17.1273 per share in open market transactions affected through JP Morgan Securities Inc.

        Except as set forth in this Item 5(c), neither First Data, nor, to the knowledge of First Data, any executive officer or director of First Data identified in Item 2 above has effected transactions in CheckFree common stock during the past sixty days.

        (d)  Not applicable.

        (e)  First Data ceased to be the beneficial owner of more than five percent of the shares of CheckFree common stock on November 5, 2002.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        No amendment.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        No amendment.

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: November 7, 2002

FIRST DATA CORPORATION
By:	/s/ MICHAEL T. WHEALY Name: Michael T. Whealy Title: Executive Vice President, Chief Administrative Officer, General Counsel and Secretary

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  ITEM 1. SECURITY AND ISSUER.
  ITEM 2. IDENTITY AND BACKGROUND.
  ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
  ITEM 4. PURPOSE OF TRANSACTIONS.
  ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
  ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
  ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.